The Japanese-language Semi-Annual Business Report (for the registrant's first half of the 106th period from April 1, 2009 through September 30, 2009), consisting of 8 pages (including cover pages), as distributed to the shareholders on November 25, 2009. This report includes the following:

     I. Message to shareholders from President Akio Toyoda, including a brief discussion of the operating summary for the first half of the period and the management strategy.

     II. Topics section of the registrant's business activities during the first half of the period.

     III. Special presentation on the registrant's activities to develop eco-friendly vehicles.

     IV. Summary of the financial results, including statements of income, balance sheets and statements of cash flows, as well as graphic financial information.

     V.   Shareholder information.

     VI.  List of directors.

     VII. Information on the shareholder registrar, website and other information.